Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,

	2003	2002	2001 (a)	2000 (a)	1999 (a)

Earnings—
Pre-Tax income (loss) from continuing operations	$19,972	$13,950	$(95,614)	$(303,576)	$(184,280)
Add: Allocated losses (gains) of equity investees	(40,586)	—	26,495	119,183	84,545
Fixed charges	62,324	22,824	26,100	29,613	25,850
Amortization of capitalized interest	180	182	222	3,846	4,893
Less: Interest capitalized	—	—	—	(1,846)	(3,100)

Earnings	$41,890	$36,956	$(42,797)	$(152,780)	$(72,092)

Fixed Charges—
Interest costs, both capital and expense, and amortization of debt costs	$18,683	$17,450	$21,671	$25,883	$22,920
Debt extinguishment expense	38,836	—	—	—	—
Portion of rental expense representative of interest factor	4,805	5,374	4,429	3,730	2,930

Fixed Charges	$62,324	$22,824	$26,100	$29,613	$25,850

Ratio of Earnings to Fixed Charges	0.7	1.6	—	—	—

(a)	Earnings were inadequate to cover fixed charges by approximately $68.9 million, $182.4 million and $97.9 million for the years ending December 31, 2001, 2000 and 1999, respectively.